

File No. 82-173

03 JUN 24 AM 7:21



03024017

16 June 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

SUPPL



PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Dear Sirs

We refer to the Scheme of Arrangement under which Xstrata Holdings Pty Limited will acquire all the ordinary shares of M.I.M. Holdings Limited (***MIM***).

The Company advises that the orders of the Supreme Court of Queensland made today, approving the scheme of arrangement between MIM and MIM shareholders, have been lodged with the Australian Securities and Investments Commission. A copy of the orders is attached.

MIM has requested the Australian Stock Exchange that MIM's ordinary shares be suspended from quotation at the close of business today 16 June 2003 until an application is made for delisting of the Company.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426* *Website www.mim.com.au*

SUPREME COURT OF QUEENSLAND

REGISTRY: Brisbane
NUMBER: 3264/03

IN THE MATTER OF M.I.M. HOLDINGS LTD (ACN 009 814 019)

Applicant: **M.I.M. HOLDINGS LTD (ACN 009 814 019)**

ORDER

Before: Ambrose J

Date: 16 June 2003

Initiating Document: Originating Application filed 10 April 2003

THE COURT ORDERS THAT:

1. The scheme pursuant to section 411(4)(b) and section 411(6) of the Corporations Act be approved.

2. Pursuant to section 411(12) of the Corporations Act, that MIM be exempted from complying with section 411(11) of the Corporations Act in relation to the scheme.

3. The costs of and incidental to this application be the applicant's costs in the scheme.

4. Pursuant to section 411(10) of the Corporations Act upon an office copy of this Order being lodged with the Commission, this Order shall be deemed to take effect on and from 16 June 2003.



Registrar:


SUPREME COURT OFFICE
BRISBANE

ORDER
Form 59

Allens Arthur Robinson
Riverside Centre
123 Eagle Street
Brisbane Qld 4000
Tel 61 7 3334 3000
Fax 61 7 3334 3444
DX 210

Scheme of Arrangement

Pursuant to Section 411 of the Corporations Act

BETWEEN: **M.I.M. HOLDINGS LIMITED** (ACN 009 814 019) (***MIM***)

AND: ***THE HOLDERS OF FULLY PAID ORDINARY SHARES IN M.I.M. HOLDINGS LIMITED***

Definitions and Interpretation

1.1 Definitions

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Business Day means a weekday on which the trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Supreme Court of Queensland.

Deed Poll means the Deed Poll dated 1 May 2003 executed by Xstrata in favour of MIM Shareholders.

MIM Shareholder means each person who is registered in the Register as the holder of MIM Shares.

MIM Shares means fully paid ordinary shares of MIM.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Guarantor means Xstrata plc of Bahnhofstrasse 2, PO Box 102, CH 6301, Zug, Switzerland.

Implementation Agreement means the Implementation Agreement dated 7 April 2003 between MIM, Xstrata and the Guarantor relating to the implementation of the Transaction.

Implementation Date means the Business Day immediately following the Transaction Record Date.

Marketable Parcel has the meaning given to that term in the ASX Business Rules.

Register means the MIM register of members.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to Section 411(6) of the Corporations Act.

Scheme Consideration means for each MIM Share held at the Transaction Record Date, $1.72 cash.

Scheme Meeting means the meeting of MIM Shareholders ordered by the Court to be convened pursuant to Section 411(1) of the Corporations Act.

Scheme Participants means MIM Shareholders as at the Transaction Record Date.

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Share Registry means person(s) operating the Register.

Transaction means the acquisition by Xstrata of all of the MIM Shares held by Scheme Participants by means of the Scheme.

Transaction Record Date means 5.00 pm (Brisbane time) on the fifth Business Day following the Effective Date, or such earlier date as may be agreed by the parties in writing.

Xstrata means Xstrata Holdings Pty Limited (ACN 104 160 689) of Level 34, Gateway, 1 Macquarie Place, Sydney NSW 2000.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The ***singular*** includes the plural and conversely.

(b) A ***gender*** includes all genders.

(c) Where a ***word*** or ***phrase*** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a ***person*** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a ***clause*** or ***schedule*** is to a clause of or schedule to this Scheme.

(f) A reference to any ***agreement*** or ***document*** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any ***legislation*** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after ***include***, ***includes*** or ***including*** does not limit what else might be included.

(i) A reference to ***dollars or $*** is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. Preliminary

(a) MIM is a public company registered in Queensland and is a company limited by shares.

(b) As at 7 April 2003, 1,997,738,571 MIM Shares were on issue.

(c) Xstrata is a proprietary company registered in Victoria and is a company limited by shares.

(d) If the Scheme becomes Effective then:

 (i) all the MIM Shares will be transferred to Xstrata, and Xstrata will pay the Scheme Consideration to Scheme Participants in accordance with the provisions of the Scheme; and

 (ii) MIM shall enter the name of Xstrata in the Register in respect of all the MIM Shares.

(e) Xstrata has entered into a Deed Poll in favour of MIM Shareholders pursuant to which it has covenanted to pay the Scheme Consideration in accordance with the terms of the Deed Poll.

3. Conditions Precedent to and Effectiveness of the Scheme

3.1 Conditions Precedent

The Scheme is conditional upon all of the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Implementation Agreement prior to 8.00 am on the date of the Second Court Hearing.

3.2 Satisfaction of Conditions

(a) The fulfilment of clause 3.1 is a condition precedent to the operation of the provisions of clause 4 of the Scheme.

(b) MIM and Xstrata shall provide to the Court at the Second Court Hearing a certificate confirming whether or not all the conditions precedent in the Implementation Agreement and this Scheme have been satisfied or waived.

(c) The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 15 July 2003 or such later date as MIM and Xstrata may agree in writing.

4. The Scheme

(a) On or before the first Business Day following approval of the Scheme by the Court in accordance with Section 411(4)(b) of the Corporations Act, MIM will lodge with ASIC an office copy of the Court order under Section 411 of the Corporations Act approving the Scheme. The Court order is taken to have effect on and from the time and date specified in that order.

(b) On the Implementation Date:

(i) all of the MIM Shares will be transferred to Xstrata without the need for any further act by any Scheme Participant;

(ii) MIM will deliver to Xstrata a duly completed and executed share transfer form or forms to transfer all of the MIM Shares to Xstrata;

(iii) the MIM Shares together with all rights and entitlements attaching to the MIM Shares as at that date will be transferred to Xstrata; and

(iv) in consideration for the transfer of the MIM Shares to Xstrata, Xstrata will pay the Scheme Consideration to the Scheme Participants for each MIM Share registered in the name of that Scheme Participant in accordance with the provisions of the Scheme.

(c) Xstrata will execute the share transfer form(s) referred to in clause 4(b) and will deliver the share transfer forms to MIM for registration.

(d) Immediately following receipt of transfer form(s) in respect of the MIM Shares, MIM shall enter the name of Xstrata in the Register in respect of the MIM Shares.

5. Dealings in MIM Shares

(a) For the purpose of establishing who are Scheme Participants, dealings in MIM Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant MIM Shares by the Transaction Record Date; and

(ii) in all other cases, if registrable transmission applications or transfers in respect of those dealings are received on or before the Transaction Record Date at the place where the Register is kept.

(b) MIM must register registrable transmission applications or transfers in respect of those dealings which are received on or before the Transaction Record Date at the place where the Register is kept provided that nothing in this clause 5(b) requires MIM to register a transfer that would result in a MIM Shareholder holding a parcel of MIM Shares that is less than a Marketable Parcel.

(c) MIM will not accept for registration or recognise for any purpose any transmission application or transfer in respect of MIM Shares received after the Transaction Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, MIM will, until the Scheme Consideration has been paid, maintain the Register in accordance with the foregoing provisions of this clause 5 and the Register in this form will solely determine entitlements to the Scheme Consideration.

(e) MIM must procure that on the Transaction Record Date, details of the names, registered addresses and holdings of MIM Shares of every Scheme Participant as shown in the Register at the Transaction Record Date are available to Xstrata in such form as Xstrata may reasonably require.

(f) As from the Transaction Record Date (and other than for Xstrata following the Implementation Date), all share certificates and holding statements for the MIM Shares will cease to have effect as documents of title, and each entry on the Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6. Quotation of MIM Shares

If the Scheme becomes Effective, MIM will not seek to end the official quotation of MIM Shares on the ASX or New Zealand stock exchange without the consent of Xstrata.

7. General Scheme Provisions

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, MIM may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Xstrata has consented.

(b) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to MIM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at MIM's registered office or at its Share Registry.

(c) The Scheme Participants agree to the transfer of their MIM Shares to Xstrata in accordance with the terms of the Scheme.

(d) The Scheme Participants are deemed to have warranted to Xstrata that all their MIM Shares (including any rights attaching to those shares) which are transferred to Xstrata under the Scheme will, at the date of the transfer of them to Xstrata, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their MIM Shares together with any rights attaching to such shares.

(e) The MIM Shares transferred to Xstrata under the Scheme shall be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(f) Xstrata shall be beneficially entitled to the MIM Shares transferred to it under the Scheme pending registration by MIM of Xstrata in the MIM Register as the holder of the MIM Shares.

(g) The Scheme Participants consent to MIM doing all things necessary or incidental to the implementation of the Scheme.

(h) MIM will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Scheme.

(i) Each Scheme Participant, without the need for any further act, irrevocably appoints MIM and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its MIM Shares for the purposes of Section 1091 of the Corporations Act which may be a master transfer of all the MIM Shares.

(j) The proper law of the Scheme is the law of the State of Queensland.



File No. 82-173

16 June 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

File No. 82-173


MIM

16 June 2003

Information Release

MIM / XSTRATA SCHEME OF ARRANGEMENT APPROVED BY COURT

The Supreme Court of Queensland has today given its approval to the Scheme of Arrangement between M.I.M. Holdings Limited (MIM) and its shareholders regarding the $1.72 per share offer from Xstrata plc (Xstrata). The Scheme is now unconditional and takes effect upon lodgment of the Court order with ASIC, which is scheduled to occur this afternoon.

If the Court order is lodged with ASIC and ASX prior to commencement of trading on the ASX tomorrow, 17 June, 2003, there will be no trading in MIM shares on the ASX after close of trading today. If this occurs, MIM shares will be suspended from official quotation from the time of lodgement of the Court order with ASIC and ASX (or upon close of trading today if lodgement takes place prior to that time). The suspension will continue until delisting following implementation of the Scheme.

The Scheme will now be implemented in accordance with the following timetable:

Record Date for determining entitlement to Scheme consideration of $1.72 per MIM share	5.00pm Monday 23 June 2003
Implementation of Scheme – transfer of all MIM shares to Xstrata Holdings Pty Limited	Tuesday 24 June 2003
Despatch of cheques to MIM shareholders	Tuesday 24 June 2003

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: +61 (0) 7 3833 8285
Mobile: +61 (0) 419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: +61 (0)7 3833 8295
Mobile: +61 (0) 419 781 380